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                              June 18, 2020

       Christopher Stone
       Vice President and General Counsel
       PDL BioPharma, Inc.
       932 Southwood Boulevard
       Incline Village, Nevada 89451

                                                        Re: PDL BioPharma, Inc.
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed June 5, 2020
                                                            File No. 000-19756

       Dear Mr. Stone:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement

       Background of the Proposed Dissolution and Plan of Dissolution, page 30

   1. We note that your response to prior comment 2 addresses potential competitive disadvantage but does
not address whether disclosure concerning offers, indications of interest, and
negotiations are required or material to the voting decision. Please provide us with an analysis or
revise to disclose this information.
       General

   2. We note your response to prior comment 5. Please revise page 41 to disclose, if true, that you would file a
Schedule 13E-3 in the event that your plans change and you sell to affiliates, or advise.
 Christopher Stone
FirstName LastNameChristopher Stone
PDL BioPharma, Inc.
Comapany NamePDL BioPharma, Inc.
June 18, 2020
Page 2
June 18, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Edwards at (202) 551-6761 or Joe McCann at
(202) 551-
6262 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Nathan Kryszak